Exhibit 99.32
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of BCE Inc. (the “Company”), does hereby certify that:
     The annual report on Form 40-F for the year ended December 31, 2006 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

(signed) Michael J. Sabia
Michael J. Sabia
Dated: March 14, 2007	President and Chief Executive Officer BCE Inc.

(signed) Siim A. Vanaselja
Siim A. Vanaselja
Dated: March 14, 2007	Chief Financial Officer BCE Inc.